                                  Exhibit 99.1



The unaudited consolidated financial statements of OpenTV Corp. as of September 30, 2000 and for the nine month periods ended September 30, 2000 and 1999 are set forth on the following pages.

                                  OPENTV CORP.

                           CONSOLIDATED BALANCE SHEETS
   (amounts in thousands of U.S. dollars, except share and per share amounts)

                                                                                           December 31,          September 30,
                                          ASSETS                                                1999                 2000
                                          ------                                         ---------------       -----------------
                                                                                            (audited)             (unaudited)
Current assets:
     Cash and cash equivalents.....................................................            $ 186,535              $  108,180
     Short-term investments........................................................                    -                 146,571
     Accounts receivable, net......................................................                6,234                  22,705
     Prepaid expenses and other current assets.....................................                1,698                   6,799
                                                                                         ---------------       -----------------
          Total current assets.....................................................              194,467                 284,255
Property and equipment, net........................................................                5,025                  15,309
Long-term marketable securities....................................................                   --                   5,085
Long-term private equity investments...............................................                   --                  30,000
Goodwill and other intangibles, net................................................                6,678               1,875,053
Deferred tax asset.................................................................                   --                   8,295
Other assets.......................................................................                  620                   3,414
                                                                                         ---------------       -----------------
          Total assets.............................................................            $ 206,790              $2,221,411
                                                                                         ===============       =================
                                LIABILITIES AND SHAREHOLDERS' EQUITY
                                ------------------------------------
Current Liabilities:
     Accounts payable..............................................................            $     798              $    4,375
     Accrued liabilities...........................................................                7,261                  18,891
     Related parties payable.......................................................                  606                     136
     Deferred revenue..............................................................                3,564                   8,557
     Deferred income taxes.........................................................                   --                  13,975
                                                                                         ---------------       -----------------
          Total liabilities........................................................               12,229                  45,934
Shareholders' equity:
     Class A Ordinary Shares, no par value, 500,000,000 shares authorized;
      14,523,859 and 31,030,868 shares issued and outstanding in 1999 and 2000,
       respectively................................................................              188,562               1,989,497
     Class B Ordinary Shares, no par value, actual 200,000,000 shares authorized;
       30,631,746 shares issued and outstanding in 1999 and 2000, respectively.....               35,953                  35,953
     Additional paid-in capital....................................................              162,794                 448,632
     Receivable from shareholders..................................................                   (1)                     (1)
     Deferred compensation.........................................................              (42,224)                (25,410)
     Accumulated other comprehensive income (loss).................................                   33                    (702)
     Accumulated deficit...........................................................             (150,556)               (272,492)
                                                                                         ---------------       -----------------
          Total shareholders' equity...............................................              194,561               2,175,477
                                                                                         ---------------       -----------------
          Total liabilities and shareholders' equity...............................            $ 206,790              $2,221,411
                                                                                         ===============       =================

                                       OPENTV CORP.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
  (amounts in thousands of U.S. dollars, except share and per share amounts)

                                                                                                Nine Months Ended September 30,
                                                                                                    1999              2000
                                                                                                          (unaudited)
Revenues:
     Royalties............................................................................       $    10,061       $    21,743
     License fees.........................................................................             1,904             7,798
     Services and other...................................................................             5,592            11,355
                                                                                                 -----------       -----------
          Total revenues..................................................................            17,557            40,896
                                                                                                 -----------       -----------
Operating expenses:
     Cost of services and other revenues (exclusive of $47 and $1,663 share-based compensation for the nine months ended 1999
       and 2000)..........................................................................             3,450             9,147
     Research and development (exclusive of $580 and $1,410 share-based
       compensation for the nine months ended 1999 and 2000) (1)..........................             7,949            24,915
     Sales and marketing (exclusive of $487 and $1,614 share-based
       compensation for the nine months ended 1999 and 2000)..............................             7,600            18,312
     General and administrative (exclusive of $1,207 and $7,193 share-based compensation for the nine months ended 1999
       and 2000)..........................................................................             3,934             9,544
                                                                                                 -----------       -----------
          Total operating expenses before non-cash charges................................            22,933            61,918
     Amortization of intangibles..........................................................               827             2,684
     Amortization of goodwill.............................................................                --            72,284
     Amortization of share-based compensation.............................................             2,321            11,880
     Non-cash warrant expense.............................................................                --            24,908
                                                                                                 -----------       -----------
          Total operating expenses........................................................            26,081           173,674
                                                                                                 -----------       -----------

     Loss from operations.................................................................            (8,524)         (132,778)
Interest income...........................................................................                --             8,697
Interest expense..........................................................................               (73)               --
Other income, net.........................................................................               113                17
                                                                                                 -----------       -----------
     Loss before income taxes.............................................................            (8,484)         (124,064)
Income tax benefit........................................................................                --             2,126
                                                                                                 -----------       -----------
     Net loss.............................................................................       $    (8,484)      $  (121,938)
                                                                                                 ===========       ===========
Net loss per share attributable to ordinary shareholders, basic                                  $     (0.23)      $     (2.49)
                                                                                                 ===========       ===========
  and diluted.............................................................................
Shares used in computing net loss per share attributable to ordinary
  shareholders, basic and diluted.........................................................        36,184,858        48,907,147
                                                                                                 ===========       ===========


Notes:
------
(1) The nine months ended September 30, 2000 includes $1.0 million in process research and development related to the Spyglass acquisition.

                              OPENTV CORP.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    (amounts in thousands of U.S. dollars)

                                                                                   Nine Months Ended September
                                                                                --------------------------------
                                                                                     1999                2000
                                                                                ---------             ----------
Cash flows from operating activities:                                                      (unaudited)
     Net loss...........................................................        $  (8,484)            $ (121,938)
     Adjustments to reconcile net loss to net cash used in operating activities:
          Depreciation and amortization.................................              645                  1,960
          Amortization of intangibles and goodwill......................              827                 74,968
          Amortization of deferred compensation.........................            2,320                 11,880
          Provision for doubtful accounts...............................              126                    332
          Interest on note payable converted to ordinary shares.........              133                     --
          Non-cash warrant expense......................................               --                 24,908
          Deferred tax benefit..........................................               --                 (2,126)
          In-process research and development related to acquisition....               --                  1,000
          Changes in operating assets and liabilities:
               Accounts receivable......................................           (1,254)                (8,730)
               Prepaid expenses and other current assets................             (299)                  (113)
               Accounts payable.........................................             (591)                   300
               Accrued liabilities......................................            1,229                  1,265
               Related parties payable..................................              195                   (470)
               Deferred revenue.........................................             (283)                 4,028
                                                                                ---------             ----------
               Net cash used in operating activities....................           (5,436)               (12,736)
                                                                                ---------             ----------
Cash flows used in investing activities:
     Purchases of property and equipment................................           (1,410)                (8,074)
     Cash from acquired subsidiary......................................               --                 74,712
     Purchases of short-term investments................................               --                (98,896)
     Purchases of long-term investments.................................               --                (35,085)
     Increase in other assets...........................................              (15)                (2,358)
                                                                                ---------             ----------
               Net cash used in investing activities....................           (1,425)               (69,701)
                                                                                ---------             ----------
Cash flows from financing activities:
     Proceeds from issuance of ordinary shares..........................            3,510                  4,700
     Proceeds from issuance of redeemable common shares.................               74                     --
     Proceeds from notes payable to shareholders........................            2,500                     --
                                                                                ---------             ----------
               Net cash provided by financing activities................            6,084                  4,700
Effect of exchange rate changes on cash.................................               33                   (618)
                                                                                ---------             ----------
Net decrease in cash and cash equivalents...............................             (744)               (78,355)
Cash and cash equivalents, beginning of period..........................            3,324                186,535
                                                                                ---------             ----------
Cash and cash equivalents, end of period................................        $   2,580             $  108,180
                                                                                =========             ==========
Noncash investing and financing activities:
Deferred compensation arising from issuances of options.................        $  17,305             $   24,696
                                                                                =========             ==========
Conversion of notes payable, including accrued interest to ordinary             $   7,133
 shares.................................................................        =========

Intangible assets contributed by shareholder............................        $   7,640
                                                                                =========
Accretion on redeemable ordinary shares.................................        $  10,009
                                                                                =========
Conversion of related party payable to Class B Ordinary Shares..........        $   2,500
                                                                                =========
Notes receivable issued on exercise of options for redeemable common            $     563
 shares.................................................................        =========

Value of shares issued for acquisition..................................                              $2,086,045
                                                                                                      ==========